Exhibit 1a

Mr. Urstadt is the direct beneficial owner of 107,750 shares of Class A Common Stock (including 92,500 restricted shares issued pursuant to the Issuer's Amended and Restated Restricted Stock Award Plan). He is the indirect beneficial owner of 161,175 shares of Class A Common
Stock, of which 19,750 shares are owned beneficially and of record by Elinor F. Urstadt, the Reporting Person's wife; 41,425 shares are held of record by Urstadt Realty Associates Co LP, a Delaware limited partnership, of which Urstadt Property Company, Inc. (of which Mr.
Urstadt is a controlling shareholder) is the general partner and Mr. Urstadt, Mrs. Urstadt, the Catherine U. Biddle Irrevocable Trust and the Charles D. Urstadt Irrevocable Trust (for each of which trusts Mr. Urstadt is the sole trustee) are the limited partners, and 100,000 shares are held of record by the Urstadt Conservation Foundation (the "Foundation"), of which Mr. Urstadt and Mrs. Urstadt are the sole trustees. Mr. Urstadt disclaims beneficial ownership of any shares owned by the Foundation.